New Day Bottling, Inc DBA Good Omen Bottling
(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

New Day Bottling, Inc DBA Good Omen Bottling

(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Financial Statements

Years Ended December 31, 2024 and 2023

Contents

Independent Accountant Review Report	**2**
Balance Sheet	**3**
Statement of Operation	**4**
Statement of Changes in Members Capital	**5**
Statement of Cash Flow	**6**
Property,Plant and Equipment	**7-8**
Notes to Financial Statements	**9**

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
New Day Bottling, Inc DBA Good Omen Bottling

I have reviewed the accompanying financial statements of New Day Bottling, Inc DBA Good Omen Bottling *(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)* , which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, Statements of Changes in Stockholders' Equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Wednesday, April 16, 2025

New Day Bottling, Inc DBA Good Omen Bottling
(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Balance sheet (Unaudited)

Assets	As on December 31, 2024	2023
Current assets:		
Cash and cash equivalents	9,413	48,404
Accounts Receivable	212,406	133,131
Inventory in Hand (Net of reserve)	639,702	817,241
Prepaid and Other	55	69,671
Total current assets	**$ 861,577**	**$ 1,068,446**
Non Current Asset		
Fixed assets:		
Machinery and Equipment	4,074,756	4,052,120
Building Improvements	2,023,469	2,274,467
Computer and Software	137,376	137,376
Vehicles and Mobile Equipments	127,807	127,807
Lease Asset - (Right to Use)	233,632	52,198
Total	**$ 6,597,041**	**$ 6,643,968**
Less : Accumulated Depreciation/Amortization	(6,312,865)	(6,432,808)
Net Property, Plant and Equipment	**$ 284,175**	**$ 211,160**
Other Non Current Asset		
Security Deposit	29,319	9,000
Total Assets	**$ 1,175,071**	**$ 1,288,606**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts Payable	761,155	653,496
Credit Card Payable	157,811	177,870
Accrued Payroll & Expenses	450,449	33,952
Current Portion of Long-Term Liabilities	321,507	210,975
Total current liabilities	**$ 1,690,922**	**$ 1,076,293**
Long-term liabilities		
Notes Payable to Managing Member	2,111,839	1,305,027
Convertible Notes Payable	540,315	3,379,718
Capital Leases & Financing Loans	181,779	153,062
SBA Loan	514,648	517,939
Celtic Capital Loan	308,747	718,890
Less: Current Portion of Long-Term Liabilities	(321,507)	(210,975)
Total long-term liabilities	**$ 3,335,820**	**$ 5,863,661**
Total Liabilities	**$ 5,026,742**	**$ 6,939,954**
Stockholders' Fund (Deficit)		
Majority Member	37,771,392	34,227,087
Minority Member	500,000	500,000
Retained Losses	(40,378,435)	(37,374,808)
Other Adjustments	8,132	-
Profit/(Loss) for the Year	(1,752,760)	(3,003,627)
Total Stockholders' Fund/(Deficit)	**$ (3,851,671)**	**$ (5,651,348)**
Total liabilities and stockholders' Fund	**$ 1,175,071**	**$ 1,288,606**

See Independent Accountant's Review Report

New Day Bottling, Inc DBA Good Omen Bottling

(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Statement of Operation (Unaudited)

	For the year Ended December 31, 2024	2023
Revenue		
Gross Sales	2,784,086	3,983,877
Less: Discounts and Allowances	(719,326)	(1,161,981)
Excise Tax	(1,000)	(2,473)
Net Revenue	**$ 2,063,760**	**$ 2,819,423**
Costs of Goods Sold	2,464,535	3,914,700
Gross Profit/(Loss)	**$ (400,775)**	**$ (1,095,277)**
Operating Expenses:		
Bad Debt Expense	53	35,000
Broker Commissions & Consulting Services	168,508	231,929
Depreciation Expense	131,055	242,213
Dues & Subscriptions	43,802	-
Marketing & Tradeshows	127,538	321,910
Office Supplies and Other	47,775	91,612
Payroll Expenses	204,755	435,581
Professional Services	199,816	133,609
Rent, Insurance, & Utilities	170,646	160,025
Taxes and Licenses	15,449	52,737
Travel Expenses	21,632	-
Total operating expenses	1,131,028	1,704,615
Operating Profit/(Loss)	**$ (1,531,803)**	**$ (2,799,892)**
Other Income/(expense)		
Interest and Other Income	6,291	36,525
Finance and Interest expense	(262,209)	(240,260)
Other Income or Gain on Debt Extinguishment	34,961	-
Net Profit/(Loss)	**$ (1,752,760)**	**$ (3,003,627)**

See Independent Accountant's Review Report

New Day Bottling, Inc DBA Good Omen Bottling
(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2022	**34,227,087**	**(37,374,808)**	**(3,147,721)**
Additional Paid in Capital/(Capital Distribution)	500,000	-	500,000
Less: Net Profit/(Loss)	-	(3,003,627)	(3,003,627)
Balance at December 31, 2023	**$ 34,727,087**	**$ (40,378,434)**	**$ (5,651,347)**
Additional Paid in Capital/(Capital Distribution)	3,544,305	-	3,544,305
Other Adjustment (For Discount Allowances)		8,132	8,132
Less: Net Profit/(Loss)	-	(1,752,760)	(1,752,760)
Balance at December 31, 2024	**$ 38,271,392**	**$ (42,123,062)**	**$ (3,851,670)**

See Independent Accountant's Review Report

New Day Bottling, Inc DBA Good Omen Bottling
(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Statements of Cash Flows (Unaudited)

	December 31,	
	2024	**2023**
Operating activities		
Net income/(Loss)	(1,752,760)	(3,003,627)
Depreciation	131,055	242,213
Decrease/(Increase) in Accounts Recievable	(79,275)	184,937
Decrease/(Increase) in Inventory	177,538	763,134
Decrease/(Increase) in Other Current Asset	69,616	166,731
(Decrease)/Increase in Accounts Payable	107,659	(48,267)
(Decrease)/Increase in Other Current Liabilities	396,438	(68,098)
Net cash Generated/(used) by operating activities	**(949,729)**	**(1,762,976)**
Investing activities		
Property and equipment	(204,070)	-
Security Deposit	(20,319)	
Net cash used in investing activities	(224,389)	-
Financing activities		
Net Proceeds from loan	(2,417,308)	1,295,892
Net Proceeds from capital contribution/(distribution)	3,552,437	500,000
Net cash from financing activities	**1,135,129**	**1,795,892**
Net (decrease) increase in cash and cash equivalents	(38,990)	32,916
Cash and cash equivalents at beginning of year	48,404	15,488
Cash and cash equivalents at end of year	**$ 9,413**	**$ 48,404**

See Independent Accountant's Review Report

New Day Bottling, Inc DBA Good Omen Bottling

(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation/ Amortisation Method	Date of Capitalisation	Cost $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2023	Depreciation/ Amortization for the year	As on 31st Dec 2024	
Equipment										
	Pump, Vigor (for brewing)	1	7	SLM	06/01/15	2,097	2,097	-	2,097	-
	Reverse Osmosis	1	7	SLM	06/01/15	4,949	4,949	-	4,949	-
	Kettle (tea brew)	1	7	SLM	06/01/15	11,099	11,099	-	11,099	-
	Dishwasher (CEMCMA 180SB)	1	5	SLM	06/01/15	7,446	7,446	-	7,446	-
	Dishwasher (CEMCMA 180 undercounter)	1	5	SLM	06/01/15	5,530	5,530	-	5,530	-
	Refrigerator (2) Maximum	1	5	SLM	07/01/15	8,509	8,509	-	8,509	-
	Fermenters - 210 Gallon (2)	1	7	SLM	08/01/15	27,549	27,549	-	27,549	-
	Mixing Tank - 490 Gallon (3)	1	7	SLM	08/01/15	60,629	60,629	-	60,629	-
	Pre-Pressure Booster Pump	1	7	SLM	09/01/15	2,500	2,500	-	2,500	-
	Pump, Vigor (for brewing)	1	7	SLM	01/01/16	3,320	3,320	-	3,320	-
	Fermenters - 58" OD 269 gallon (5)	1	7	SLM	01/01/16	35,850	35,850	-	35,850	-
	Brite Tank - 1,200 Gallon (7)	1	7	SLM	01/01/16	194,025	194,025	-	194,025	-
	Kettle - 80 Gallon (jacketed)	1	7	SLM	03/01/16	14,403	14,403	-	14,403	-
	Bottling Line #1 & Labeler	1	7	SLM	04/01/16	160,464	160,464	-	160,464	-
	Screw Cap machine (stand alone)	1	7	SLM	04/01/16	7,172	7,172	-	7,172	-
	Dell Server Hardware (R620 & R720)	1	5	SLM	04/01/16	6,400	6,400	-	6,400	-
	Pre-Pressure Booster Pump	1	5	SLM	05/01/16	1,744	1,744	-	1,744	-
	Paint Sprayer - Titan / Speedflo Hdra-Pro IV	1	5	SLM	05/01/16	3,500	3,500	-	3,500	-
	Heat Exchanger (for brewing)	1	7	SLM	05/01/16	2,996	2,996	-	2,996	-
	Generators (2)	1	5	SLM	07/01/16	47,235	47,235	-	47,235	-
	Telephone System (IP500 V2)	1	5	SLM	08/01/16	6,330	6,330	-	6,330	-
	Telephone System (IP500 V2)	1	5	SLM	08/01/16	4,076	4,076	-	4,076	-
	Timeclock - biometric	1	5	SLM	09/01/16	2,559	2,559	-	2,559	-
	Freezer Horizon Series	1	5	SLM	09/01/16	6,051	6,051	-	6,051	-
	Fermenters - 58" OD 269 gallon (10) - 50%	1	7	SLM	09/01/16	30,000	29,643	357	30,000	0
	Fermenters - 58" OD 269 gallon (10) - 50%	1	5	SLM	09/01/16	30,000	30,000	-	30,000	-
	Timeclock - biometric	1	5	SLM	10/01/16	2,559	2,559	-	2,559	-
	Compressor & Dryer - Ingersoll Rand 10 HP	1	5	SLM	11/01/16	4,685	4,685	-	4,685	-
	Sink, Drain boards, sprayer (clean room)	1	5	SLM	12/01/16	3,054	3,054	-	3,054	-
	Electric Steam Kettle	1	5	SLM	12/01/16	29,963	29,963	-	29,963	-
	Racking Arms (6) for Brite Tanks	1	5	SLM	01/01/17	5,700	5,700	-	5,700	-
	Tank Piping (hoses)	1	5	SLM	01/01/17	31,914	31,914	-	31,914	-
	Tank Controls	1	5	SLM	01/01/17	3,050	3,050	-	3,050	-
	Tank Controls (chiller to tanks)	1	5	SLM	01/01/17	7,378	7,378	-	7,378	-
	Pump, Grundfos (glycol for tanks from chille	1	5	SLM	01/01/17	8,028	8,028	-	8,028	-
	Centrifuge Separator Clarifier	1	5	SLM	01/01/17	128,323	128,323	-	128,323	-
	Reverse Osmosis	1	5	SLM	01/01/17	17,384	17,384	-	17,384	-
	Brite Tank - 1,600 Gallon (10) - 50%	1	7	SLM	01/01/17	149,499	147,720	1,780	149,500	(0)
	Brite Tank - 1,600 Gallon (10) - 50%	1	5	SLM	01/01/17	145,501	145,501	-	145,501	-
	Bottling Line #2; Labeler, Table; Pump, Pro	1	5	SLM	02/01/17	221,850	221,850	-	221,850	-
	Fermenters - 269 Gallon (20) - initial payme	1	5	SLM	02/01/17	120,000	120,000	-	120,000	-
	Fermenters - 269 Gallon (20) - final payment	1	5	SLM	03/27/17	5,700	5,700	-	5,700	-
	2 Remote Air Cooled Condensing Units	1	5	SLM	01/11/17	52,000	52,000	-	52,000	-
	2 Vigor Pumps	1	5	SLM	01/12/17	8,335	8,335	-	8,335	-
	Light Fixtures with Racking	1	5	SLM	01/31/17	4,000	4,000	-	4,000	-
	6601 - Fan Filter Units Clean Room	1	5	SLM	02/24/17	6,452	6,452	-	6,452	-
	Brite Tank - 4,300 Gallons (10)	1	5	SLM	03/28/17	488,780	488,780	-	488,780	-
	Racking for Exterior Cooler	1	5	SLM	03/30/17	8,076	8,076	-	8,076	-
	CIP - Clean-in-Place 3 Tank (includes boiler	1	5	SLM	04/09/17	199,019	199,019	-	199,019	-
	Fermenters - 10	1	5	SLM	04/14/17	65,900	65,900	-	65,900	-
	Outdoor Cooler Expansion	1	5	SLM	06/15/17	91,373	91,373	-	91,373	-
	Chiller - 120T	1	5	SLM	06/27/17	296,435	296,435	-	296,435	-
	Stretch Wrapper - Lantech Q300	1	5	SLM	06/29/17	13,251	13,251	-	13,251	-
	Used Snorkel 19' Scissor Lift Model S1930	1	5	SLM	07/13/17	6,076	6,076	-	6,076	-
	Tank Hoses & Fittings	1	5	SLM	07/18/17	13,035	13,035	-	13,035	-
	Polypro Tank	1	5	SLM	07/31/17	2,623	2,623	-	2,623	-
	Berlin 750ml Bottle Sample Tool	1	5	SLM	07/31/17	5,000	5,000	-	5,000	-
	Torque Equipment	1	5	SLM	08/03/17	2,998	2,998	-	2,998	-
	Fittings for Tank Install	1	5	SLM	08/23/17	4,139	4,139	-	4,139	-
	Pallet Jack	1	5	SLM	09/13/17	3,583	3,583	-	3,583	-
	Hinged Tank Cover 2X	1	5	SLM	10/01/17	5,000	5,000	-	5,000	-
	Tradeshow Booth	1	5	SLM	10/03/17	34,101	34,101	-	34,101	-
	DVR for Security Cameras	1	5	SLM	10/04/17	3,847	3,847	-	3,847	-
	Server Equipment	1	5	SLM	10/06/17	5,195	5,195	-	5,195	-
	Card Access Equipment	1	5	SLM	10/11/17	29,951	29,951	-	29,951	-
	8 Tap Kegerator	1	5	SLM	11/06/17	3,567	3,567	-	3,567	-
	Alcolyzer	1	5	SLM	12/15/17	19,520	19,520	-	19,520	-
	Cooler Racking	1	5	SLM	12/29/17	76,185	76,185	-	76,185	-
	4500M Calibration Meter Alcolyzer pt. 2	1	5	SLM	01/31/18	19,446	19,446	-	19,446	-
	Load Hog Loadhog 6'	1	5	SLM	02/01/18	25,667	25,667	-	25,667	-
	Mold Cost for 16oz Plastic Bottles (V1307)	1	3	SLM	02/01/18	14,000	14,000	-	14,000	-
	Bottling Line Retro (V1289)	1	5	SLM	04/01/18	17,775	17,775	-	17,775	-
	True Reach-in Glass Door Regrigerator	1	5	SLM	04/20/18	4,730	4,730	-	4,730	-
	Float Meter for Brewing	1	5	SLM	05/04/18	3,857	3,857	-	3,857	-
	Crown Capper - 750 ML (2)	1	5	SLM	05/11/18	2,022	2,022	-	2,022	-
	Electric Pallet Lift	1	5	SLM	05/12/18	3,336	3,336	-	3,336	-
	Mold Cost for 12oz Bottles (V1307)	1	3	SLM	06/06/18	2,500	2,500	-	2,500	-
	Boiler	1	5	SLM	08/01/18	72,788	72,788	-	72,788	-
	12oz Mold Cast	1	3	SLM	08/01/18	7,217	7,217	-	7,217	-
	Cork and Cage Mold	1	3	SLM	08/09/18	9,480	9,480	-	9,480	-
	Spirax Sarco G Series Duplex Packaged Con	1	5	SLM	08/15/18	5,013	5,013	-	5,013	-

Heat Exchanger (for brewing)	1	5	SLM	08/17/18	131,082	131,082	-	131,082	-
Boiler Upgrade	1	5	SLM	03/01/19	59,380	57,401	1,979	59,380	0
Steam Kettle	1	5	SLM	03/01/19	53,188	51,415	1,773	53,188	(0)
Cork/Cage Machine	1	5	SLM	04/05/19	100,822	95,781	5,041	100,822	0
Cork/Cage Machine - Freight	1	5	SLM	04/05/19	2,500	2,375	125	2,500	(0)
Bottling Line Pump	1	5	SLM	07/08/19	9,722	8,749	972	9,721	0
Boiler Phase 2	1	5	SLM	06/25/19	6,533	5,880	653	6,533	0
Canning Line #1	1	5	SLM	07/29/19	144,631	127,757	16,874	144,631	(0)
Stainless Steel RO Tank	1	5	SLM	10/07/19	8,295	7,051	1,244	8,295	0
Bottling Line Pump 2	1	5	SLM	10/21/19	6,639	5,533	1,107	6,640	(0)
RO Water Pump	1	5	SLM	01/10/20	13,861	11,089	2,772	13,861	-
Warehouse Cooler Expansion	1	5	SLM	01/06/20	33,728	26,983	6,746	33,728	-
Canning Machine	1	5	SLM	01/02/20	23,584	18,868	4,717	23,584	-
Steam Tea Kettle	1	5	SLM	03/30/20	14,354	10,766	2,871	13,637	718
Accumulation Table - Bottling	1	5	SLM	09/01/20	15,066	10,044	3,013	13,057	2,009
Bottle Depalletizer	1	5	SLM	10/21/20	1,004	636	201	836	167
Box Conveyor	1	5	SLM	04/08/21	6,276	3,347	1,255	4,602	1,674
Replacement Pump for Bottling Line #1 - Pa	1	5	SLM	10/11/21	5,199	2,253	1,040	3,293	1,906
Case Taper for Bottle Line	1	5	SLM	01/04/22	7,373	2,949	1,475	4,424	2,949
DuraCode Touch Screen Printer	1	5	SLM	01/05/22	9,350	3,740	1,870	5,610	3,740
Cask Brewing Systems Can Pre-Rinser	1	5	SLM	01/05/22	6,250	2,500	1,250	3,750	2,500
Wrap around labeling system PL-501	1	5	SLM	03/17/22	24,301	8,911	4,860	13,771	10,531
Cask Canning Line #2	1	5	SLM	05/18/22	147,887	49,296	29,577	78,873	69,014
DP Air Corp Compressor Scroll	1	5	SLM	07/01/22	13,801	5,520	2,760	8,281	5,520
Digital Torque Testerck-1/Fg	1	5	SLM	07/01/2024	3,136	-	314	314	2,822
Co2 And O2 Meter For Beverages	1	5	SLM	09/01/24	19,500	-	1,300	1,300	18,200
Total Equipment					**4,074,756**	**3,855,081**	**97,925**	**3,953,006**	**121,750**
Building Improvements									
Structure - Concrete/Floors/Wall	1	5	SLM	01/01/17	701,094	701,094	-	701,094	-
HVAC	1	5	SLM	01/01/17	102,290	102,290	-	102,290	-
Plumbing	1	5	SLM	01/01/17	93,412	93,412	-	93,412	-
Electrical	1	5	SLM	01/01/17	55,141	55,141	-	55,141	-
Fire Sprinklers/Security System	1	5	SLM	01/01/17	14,492	14,492	-	14,492	-
Clean Room & Air Shower - Justin Drive	1	5	SLM	01/01/17	73,954	73,954	-	73,954	-
Interior Cooler - Justin Drive	1	5	SLM	01/01/17	91,597	91,597	-	91,597	-
Direct Labor, Benefits, & Employer	1	5	SLM	01/01/17			-	321,191	-
Taxes for Self-Construction of Justin Drive					321,191	321,191			
Other	1	5	SLM	01/01/17	157,914	157,914	-	157,914	-
Fire Alarm & Monitoring Equipment	1	5	SLM	01/13/17	4,268	4,268	-	4,268	-
Dry Pipe Valve	1	5	SLM	01/21/17	14,221	14,221	-	14,221	-
Fire Sprinklers - 2017 Additions	1	5	SLM	05/01/17	3,500	3,500	-	3,500	-
Fermentation Room Improvements	1	5	SLM	05/05/17	4,596	4,596	-	4,596	-
Koroseal Wall Talkers	1	5	SLM	06/05/17	8,477	8,477	-	8,477	-
Stapp Drywall, Inc.	1	5	SLM	07/22/17	1,800	1,800	-	1,800	-
Fermenter Doors and Rollup/Contact Doors	1	5	SLM	08/01/17	4,198	4,198	-	4,198	-
30 Gauge Wire for Exterior Cooler	1	5	SLM	08/30/17	3,203	3,203	-	3,203	-
Electrical Engineering Services for Building	1	5	SLM	09/01/17	6,750	6,750	-	6,750	-
Leasehold Improvements	1	5	SLM	10/26/17	3,027	3,027	-	3,027	-
Refrigerated Warehouse Addition	1	5	SLM	11/14/17	52,500	52,500	-	52,500	-
Drywall for Lower Level of Building	1	5	SLM	11/30/17	8,400	8,400	-	8,400	-
Custom Cooler Expansion	1	5	SLM	12/31/17	107,183	107,183	-	107,183	-
Fire Sprinkler Expansion	1	5	SLM	03/12/18	12,075	12,075	-	12,075	-
Security System	1	5	SLM	06/01/18	5,926	5,926	-	5,926	-
Additional Security System Items	1	5	SLM	08/30/18	2,845	2,845	-	2,845	-
APS Electrical Upgrade	1	5	SLM	02/04/19	156,613	154,002	2,610	156,612	0
HVAC Production Area	1	5	SLM	03/01/19	6,125	5,921	204	6,125	0
1st Floor Reconditioning	1	5	SLM	07/01/19	6,677	6,009	668	6,677	(0)
Total Building Improvements					**2,023,469**	**2,019,987**	**3,482**	**2,023,469**	**0**
Computer/Software/Telephone									
Dell Server		5	SLM	01/23/17	4,648	4,648	-	4,648	-
Orchestra Software		3	SLM	04/21/17	123,605	123,605	-	123,605	-
Dell Power Edge R430		3	SLM	04/28/17	7,135	7,135	-	7,135	-
Backup Server		5	SLM	07/02/19	1,989	1,790	199	1,989	(0)
Total Computer/Software/Telephone					**137,376**	**137,178**	**199**	**137,377**	**(0)**
Vehicles and Mobile Equipments									
Forklift - Nissan		5	SLM	01/01/16	8,123	8,123	-	8,123	-
Forklift		5	SLM	03/01/16	22,210	22,210	-	22,210	-
Boom lift 30'-33' articulating boom		5	SLM	04/01/16	12,139	12,139	-	12,139	-
2017 Ford Transit Van		5	SLM	12/01/16	69,737	69,737	-	69,737	-
VW Bus Purchase		5	SLM	02/08/18	15,599	15,599	-	15,599	-
Total Vehicles and Mobile Equipments					**127,807**	**127,807**	-	**127,807**	-
Lease Asset - (Right to Use)									
AMPAC Case Erector & Sealer		5	SLM	01/01/21	52,198	41,759	10,440	52,198	-
Tunnel - Craft Can Pasteurizer		5	SLM	07/01/2024	171,050	-	17,105	17,105	153,945
Forklift _ Raymond		5	SLM	02/08/24	10,384	-	1,904	1,904	8,480
Total Lease Asset - (Right to Use)					**233,632**	**41,759**	**29,448**	**71,207**	**162,425**
TOTAL FIXED ASSET					6,597,041	6,181,810	131,055	6,312,865	284,175

Notes to Financial Statements December 31, 2024 *(unaudited)*

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
New Day Bottling, Inc DBA Good Omen Bottling *(Previously Known As Good Omen Bottling, Llc, Dba Wild Tonic)* ("the Company") Organized in 2015 as an LLC in Arizona, The Company is a beverage manufacturer located in Cottonwood, AZ that brews, bottles, and cans both non-alcohol and alcohol beverages under the brand name Wild Tonic. The tea-based beverages use honey as opposed to sugar which distinguishes the brand from traditional beverages in the marketplace.
Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make

Property,Plant and Equipment
Plant and Equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful life of the assets, which for equipment is between 5 to 7 Years and computer and software 3 to 5 Years.

Repairs and maintenance are performed on equipment or software are expensed as incurred.

Asset taken on finance lease are accounted for as per ASC 842. The Asset is amortized over 3 to 5 years depending on life of the asset and condition of lease contract.

Cash and Cash Equivalents
Cash equivalents consist primarily of cash balance with the bank.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Related party transactions and Balances

Particulars	2024	2023
a) Rent paid to Layman AZ Holdings	127,000	108,000
b) Related Party Notes Payable Outstanding		
Holly Skaggs	1,295,822	1,071,077
Lyman AZ Holdings	494,510	233,950
d) Compensation to officers	27,967	26,316

Interest expense @ 6% P.A. on the Related Party Notes (i.e. Approx $107,420 and $78,302,500 for the year 2024 and 2023 respectively) has not been accrued. As, related party has agreed for waiver of the claim of Interest on Related Party Notes Payable for the year 2024 and 2023.

3. Income Tax

The company elected to file tax as an S Corp, prior losses were passed to shareholders hence Income tax expenses/Income was not provided for/accrued. The company revoked its election to be treated as S corp with effect from October 28,2024. And should be treated as C Corp for filing Taxes from TY 2025.

4. Prior Period Items
Invoice totaling $84,859 was double booked in discount and allowances, out of this $76,727 related to 2023 is adjusted in 2023 comparative financials in Discount and allowances in Profit and Loss Account and in the Accounts Payable in Balance Sheet of 2023. The balance $8,132 related to year prior to 2023, has been adjusted in Retained Earnings.

5. Lease Asset
Asset on finance Lease with BPO is classified as ROU Asset, as per ASC 842 finance lease, Lease Liability is recognized at the Present Value of future lease payments and ROU Asset is measured as the lease liability plus Initial direct cost.

6. Going Concern
The Company is actively pursuing financing alternatives to continue operations. The Company has also taken steps to reduce the cost of goods sold (seeking lower cost material and packaging costs) and reduced operating expenses by eliminating non-critical services/activities.

7. Commitments and Contingencies
As of the date of issuance of financials, Apr 17, 2025, the company has no commitments or contingencies.

8. Subsequent Events
Management has evaluated subsequent events through Apr 17, 2025, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.